

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 16, 2009

By U.S. mail and facsimile

Ms. Zheng Luo
Chief Executive Officer
Omnialuo, Inc.
Room 101, Building E6
Huaqiaocheng East Industrial Park
Nanshan District, Shenzhen 518053
The People's Republic of China

Re: OmniaLuo, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 000-52040

Dear Ms. Luo:

We have reviewed your response letter dated November 30, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   We note from your responses to our prior comments 3 and 8 of our letter dated October 28, 2009 that you will revise your disclosure in future filings. Please provide us with your revised disclosures using financial information for the period ended December 31, 2008.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

2.   We note from your response to our prior comment 4 of our letter dated October 28, 2009 that you provided 50% provision on inventories aged over 1 year. However, our comment relates to how you evaluated your current inventory for lack of marketability as demonstrated by significant decreases in sales in 4th quarter and closing of 37 non-performing stores. We note that you continue to close non-performing stores in 2009, however, the unsold inventory does not include a provision. Please further explain how you estimated future demand in 2009 and how your estimates compared to actual results.

<u>Notes to Consolidated Financial Statements, page 6</u>

<u>3. Summary of significant accounting policies, page 8</u>

<u>Principles of consolidation, page 8</u>

3.   We note your response to our prior comment 5 of our letter dated October 28, 2009. Please include in future filings, and supplementally provide us, an accounting policy note for the gross treatment of the revenue and costs with your co-ownership partner and the primary factors for you to do so under the relevant accounting guidance.

<u>Item 9A (T). Controls and Procedures</u>

<u>Disclosure Controls and Procedures</u>

4.   We note your response to our prior comment 10 of our letter dated October 28, 2008. We re-issue our comment. Please confirm to us, if true, that your disclosure controls and procedures are also effective in providing reasonable assurance for the year ended December 31, 2008.

<u>Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009 and September 30, 2009</u>

<u>Exhibits 31.1 and 31.2 – Section 302 Certifications</u>

5.   We note your responses to our prior comment 12. We re-issue the comment. Please amend your Section 302 certifications for Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 to conform the same form set forth in Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Steve Lo at 202-551-3394 or Nasreen Mohammed at 202-551-3773 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services

Cc: via fax number 86-21-6165-1799
Ms. Laura Luo
Wilson Sonsini Goodrich & Rosati